Exhibit 4.2

AMENDMENT NO. 1 TO THE

AMENDED AND RESTATED LIGHTPATH TECHNOLOGIES, INC.

OMNIBUS INCENTIVE PLAN

October 20, 2004

The Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan (the “Plan”) is hereby amended by increasing the “Plan Maximum,” as defined in Section 6 of the Plan, from 465,625 shares of Class A Common Stock to 915,625 shares of Class A Common Stock, subject to adjustment as provided in Section 15 of the Plan. This Amendment No. 1 to the Amended and Restated LightPath Technologies, Inc. Omnibus Incentive Plan was adopted by the Board of Directors on May 11, 2004, and approved by the stockholders of LightPath Technologies, Inc. on and effective as of October 20, 2004.